AEM SPA

SUPPL

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/297/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

06017820

October 20, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 25 2006
WASH, D.C.
160

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

10/30

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

SALE OF A CONTROLLING INTEREST IN METROWEB SPA TO STIRLING SQUARE CAPITAL PARTNERS FORMALISED

AEM MAINTAINS A SIGNIFICANT SHAREHOLDING IN METROWEB TO ASSIST THE COMPANY IN ITS FURTHER DEVELOPMENT

THE OPERATION WILL MAKE A 200 MILLION EURO POSITIVE IMPACT ON THE CONSOLIDATED NET FINANCIAL POSITION OF THE AEM GROUP

Milan, 19 October 2006 – Today the sale by AEM Spa of a controlling interest ion Metroweb Spa to Stirling Square Capital Partners, a private equity fund was formalized, according to the provisions contained in the framework agreement signed on 3 August last.

100% of Metroweb SpA was sold to Burano SpA, an Italian-registered company indirectly controlled by Stirling Square Capital Partners which holds 76.47%, with the remaining 23.53% share held by AEM (with an investment of 8 million euros). AEM has also underwritten convertible debentures issued by Metroweb for a total of 24 million euros. If converted, AEM will hold a minimum of 29.75% to a maximum of 39.57% of the capital of Metroweb.

As previously announced, the operation was concluded on the basis of a Metroweb enterprise value of 232 million euros (including Metroweb's net financial indebtedness, which at 31 December 2005 stood at 200 million euros). Considering AEM's reinvestment in shares and convertible debentures, the operation has a positive impact of some 200 million euros on the net financial position of the AEM group.

Agreements between the partners were signed on corporate governance and on the shares they respectively hold in these companies. The provisions of these agreements include the right for AEM to appoint 2 members of the board of directors, including the Chairman, and the right to veto certain extraordinary operations. The shareholdings will also be locked up until 31 December 2008, and be subject to reciprocal co-sale rights/obligations. In any event, AEM has a right to prior approval to any sale of the Metroweb shares held directly and/or indirectly by Stirling Square Capital Partners.

The agreements signed also reserve the use of up to 15% of the optic fibres currently available for the Comune of Milan, free of charge for 10 years.

Stirling Square Capital Partners is an independent *private equity* European fund, active

primarily in transactions involving medium sized and capitalised service or industrial companies. Stirling Square Capital Partners was founded in 2002 with initial backing of US$ 250 millions from Citigroup.

Corporate Finance Advisors and UBM – UniCredit Banca Mobiliare acted as financial advisers to AEM in this operation. Chiomenti Studio Legale acted as legal adviser to AEM, while Stirling Square Capital Partners was advised by Pavia & Ansaldo and Clifford Chance.

For further information:
Investor Relations
tel. (39) 027720.3879
ir@aem.it
www.aem.it